N E W S   R E L E A S E


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OZEMAIL REPORTS THIRD QUARTER RESULTS


FOR

MORE INFORMATION CONTACT:

Sean Howard, Michael Ward - Sydney, Australia - (+61 2) 9433 2400
Todd Friedman - San Francisco - (415) 296-7383

SYDNEY, AUSTRALIA, NOVEMBER 6, 1998. - OzEmail Limited (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia, today released its results for the third quarter ended September 30, 1998.

Revenues for the third quarter of 1998 were A$29,210,000 (US$17,400,000), an increase of 98.3% over 1997 third quarter revenues of A$14,728,000 (US$10,520,000). The record revenues in the quarter, representing the 15th straight quarter of sequential revenue growth, were primarily attributable to increased dial-up and permanent connections from OzEmail's Australian Internet connectivity business and the acquisitions of Access One, Camtech and PowerUp Internet services over the last year. The operating loss for the quarter of A$3,517,000, compared to an operating loss of A$805,000 in the 1997 third quarter, was primarily due to costs associated with the further development of the Company's Interline Internet telephony business and expenses related to the acquisition of Access One. The net loss for the quarter was A$3,677,000, or A$0.30 per American Depositary Share ("ADS") (US$2,190,000 or US$0.176 per ADS) compared to a net loss for the third quarter of 1997 of A$398,000 or A$0.04 per ADS (US$284,000 or US$0.03 per ADS).

"We continue to lead the Australian market in subscribers, services and innovation," said Sean Howard, Chief Executive Officer of OzEmail. "Our market has seen dramatic change in the past year with the effects of deregulation of the telecommunications industry being felt and the entry of new players into our market. Through it all, we have maintained our position as number one in the minds of Australians as they log onto the Internet each day."

For the nine months ended September 30, 1998, total net revenues grew by 103% to A$78,644,000 from A$38,557,000 in the nine months ended September 30, 1997. The net loss for the nine months to September 30, 1998 was A$11,210,000 compared with a net loss of A$9,003,000 in the comparable 1997 period.

Operating highlights from the third quarter of 1998 include:

o The Company's active customer base increased 95% over the 1997 third quarter to approximately 247,700.

o Positive earnings before interest, taxation, depreciation and amortization (EBITDA) of A$1,208,000 in the third quarter resulting in a year to date EBITDA of A$2,430,000.


      OzEmail Limited (ACN 066 387 157),OzEmail House, 39 Herbert Street,
                        St Leonards NSW 2065, Australia
           Telephone: (+ 61 2) 9433 2400 Facsimile: (+ 61 2) 9906 4155

News Release                                                    November 6, 1998
OzEmail Reports Third Quarter 1998 Results
--------------------------------------------------------------------------------

o The number of affiliates in the Interline VoIP consortium reached 15 and new operations started in the following countries: France, The United Kingdom, Ireland and Norway. In September the Interline network managed 1.9 million minutes of Internet voice traffic.

o OzEmail signed an additional infrastructure contract with Southern Cross Cable Consortium to assist in lowering communications costs into the next century.

o The Company continued the rationalization of its infrastructure contributing to lower communications costs per subscriber.

"During the quarter, OzEmail continued to aggressively defend its market share," said Mr. Howard. "Our flat rate pricing plan has opened the door to the Internet for new users across the country and it remains the only national flat rate pricing plan on offer. The agreements we signed to acquire dedicated cable capacity linking Australia, New Zealand and the United States will significantly reduce our Internet traffic costs once the cable is available for service, currently scheduled for late next year."

OzEmail's Internet telephony business -
Interline - today announced that it has added Teltran as an affiliate in New York. Interline also announced it signed a multi-year refile agreement with Teltran and established a new refile hub in Los Angeles, California with two new refile providers, Pacific Gateway Exchange Inc. (Nasdaq:
PGEX) and Telecom New Zealand (TNZ).

Mr. Jean-Baptiste Rousselot, Chief Executive Officer of Interline, commented, "We have been expanding our affiliate consortium which now includes 15 members around the world. While our development efforts continue in full swing, we are looking forward to working with our partners as they begin delivering full international Internet long distance service in the coming quarters."

Other highlights in the quarter included:

o The release of MyMail, a web-based email service available from anywhere on the Internet;

o The release of SouthernX - an Australian and New Zealand email address directory;

o    Chaos Music Market, an
     on-line music service supported by OzEmail, announced an additional 230,000 titles from all major catalogues would be available online, enabling secure preview and purchase of music from around the world;

o    itravel, a
     Web-based travel service, which enables Internet users to research, plan, book and pay for all their travel arrangements online was launched in August;and

o Apple Computer Australia chose the Company as the only pre-installed Internet service provider for the Australian release of iMac.


      OzEmail Limited (ACN 066 387 157),OzEmail House, 39 Herbert Street,
                        St Leonards NSW 2065, Australia
           Telephone: (+ 61 2) 9433 2400 Facsimile: (+ 61 2) 9906 4155

News Release                                                    November 6, 1998
OzEmail Reports Third Quarter 1998 Results
--------------------------------------------------------------------------------


In this news release, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. Amounts for quarterly results and full year results are translated into US$ for convenience at the exchange rate prevailing at the end of each quarter and at the end of each full year, respectively. The exchange rates between the U.S. dollar and the Australian dollar were $0.7143, $0.6500 and $0.5957 (expressed in U.S. dollar / Australian dollars) at September 30, 1997, December 31, 1997 and September 30, 1998, respectively.

ABOUT OZEMAIL

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise. OzEmail's Internet telephony business - Interline - is a partnership between OzEmail Ltd (88%) and Ideata Pty Ltd (12%), an Australian manufacturer of telecommunications equipment. Interline has developed and is operating technology that allows the placement, routing and billing of high quality voice services over the internet, using existing tone dial phones.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statements on Form F-1 dated August 26, 1998, August 25, 1998 and May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly reports on Form 6-K dated August 14, 1998, and May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.


      OzEmail Limited (ACN 066 387 157),OzEmail House, 39 Herbert Street,
                        St Leonards NSW 2065, Australia
           Telephone: (+ 61 2) 9433 2400 Facsimile: (+ 61 2) 9906 4155

News Release                                                    November 6, 1998
OzEmail Reports Third Quarter 1998 Results
--------------------------------------------------------------------------------


CONDENSED CONSOLIDATED BALANCE SHEET
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)
                                                       DECEMBER 31,        SEPTEMBER 30,
ASSETS                                                     1997                 1998
                                                       ============        =============
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                 A$ 51,614             A$14,732
RESTRICTED TERM DEPOSITS                                          -                2,797
ACCOUNTS RECEIVABLE - TRADE, NET OF ALLOWANCES
OF A$889 AND A$3,524, RESPECTIVELY                            8,427               15,653
OTHER RECEIVABLES                                             2,363                   21
CURRENT INVESTMENTS                                               -                  305
INCOME TAX RECEIVABLE                                             -                1,679
OTHER CURRENT ASSETS                                          2,520                1,884
                                                       ------------        -------------
         TOTAL CURRENT ASSETS                                64,924               37,071

PLANT AND EQUIPMENT, NET                                     27,179               31,255
NON-CURRENT INVESTMENTS                                       1,559                  535
GOODWILL AND OTHER INTANGIBLES                               19,839               23,484
NON-CURRENT RESTRICTED TERM DEPOSITS                              -                4,230
NET DEFERRED TAX ASSETS                                         285                1,717
Other non-current assets                                          -                3,559
                                                       ------------        -------------
TOTAL ASSETS                                             A$ 113,786            A$101,851
                                                       ============        =============
LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
ACCOUNTS PAYABLE                                          A$ 19,936             A$22,010
DEFERRED CONSIDERATION                                        4,407                    -
CURRENT PORTION OF FINANCING - LEASE LIABILITY                3,836                4,393
SHORT TERM LOAN - DUE TO METRO                                2,043                    -
ACCRUED EXPENSES AND OTHER LIABILITIES                        7,513                6,674
DEPOSITS UNDER AGREEMENTS WITH METRO                         18,686                    -
INCOME TAXES PAYABLE                                          3,776                    -
                                                       ------------        -------------
         TOTAL CURRENT LIABILITIES                           60,197               33,077
NON-CURRENT PORTION OF FINANCING - LEASE LIABILITY            4,423                2,198
         TOTAL LIABILITIES                                   64,620               35,275
                                                       ------------        -------------

MINORITY EQUITY INTEREST                                          -                  808

COMMITMENTS AND CONTINGENCIES (NOTE 9)                            -                    -


      OzEmail Limited (ACN 066 387 157),OzEmail House, 39 Herbert Street,
                        St Leonards NSW 2065, Australia
           Telephone: (+ 61 2) 9433 2400 Facsimile: (+ 61 2) 9906 4155

News Release                                                    November 6, 1998
OzEmail Reports Third Quarter 1998 Results
--------------------------------------------------------------------------------


CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)
                                                       DECEMBER 31,        SEPTEMBER 30,
                                                           1997                 1998
                                                       ============        =============
SHAREHOLDERS' EQUITY:
Ordinary Shares, 1,250,000,000 shares authorized;
111,000,010 and 124,819,500 shares issued and
outstanding, respectively                                       444                  499
Additional paid-in capital                                   64,636               95,257
Accumulated deficit                                         (15,916)             (27,126)
Dividends                                                         -               (2,858)
Other comprehensive income (loss), net                            2                   (4)
                                                       ------------        -------------
         TOTAL SHAREHOLDERS' EQUITY                          49,166               65,768
                                                       ------------        -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               A$ 113,786           A$ 101,851
                                                       ============        =============


      OzEmail Limited (ACN 066 387 157),OzEmail House, 39 Herbert Street,
                        St Leonards NSW 2065, Australia
           Telephone: (+ 61 2) 9433 2400 Facsimile: (+ 61 2) 9906 4155

News Release                                                    November 6, 1998
OzEmail Reports Third Quarter 1998 Results
--------------------------------------------------------------------------------


OZEMAIL LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)
                                                    THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                        SEPTEMBER 30,                     SEPTEMBER 30,
                                                  1997             1998               1997             1998
                                             ===============  ===============    ===============  ===============

Net revenues                                        A$14,728         A$29,210           A$38,557         A$78,644

COSTS AND EXPENSES:
COST OF REVENUES - NETWORK OPERATIONS AND
SUPPORT                                                3,967            7,350             10,976           19,890
COST OF REVENUES - COMMUNICATIONS AND
OTHER                                                  4,440           11,363             12,490           30,615
SALES AND MARKETING                                    3,845            5,959              9,617           16,432
PRODUCT DEVELOPMENT                                    1,852            1,875              6,945            5,128
GENERAL AND ADMINISTRATIVE                             1,429            4,898              6,373           14,875
AMORTIZATION OF GOODWILL AND OTHER
INTANGIBLES                                                -            1,282                  -            3,772
                                             ---------------  ---------------    ---------------  ---------------
TOTAL COSTS AND EXPENSES                              15,533           32,727             46,401           90,712
                                             ---------------  ---------------    ---------------  ---------------

LOSS FROM OPERATIONS                                    (805)          (3,517)            (7,844)         (12,068)

OTHER INCOME (EXPENSE):
         FOREIGN EXCHANGE GAIN (LOSS),
         NET                                            (116)              62               (112)             297
         INTEREST INCOME                                 859              239              2,354            1,025
         OTHER INCOME (EXPENSE), NET                      59             (508)               612             (283)
         INTEREST EXPENSE                                (96)            (135)              (219)            (464)
                                             ---------------  ---------------    ---------------  ---------------

LOSS BEFORE PROVISION FOR INCOME TAXES AND
MINORITY EQUITY INTEREST                                 (99)          (3,859)            (5,209)         (11,493)
INCOME TAX (EXPENSE) BENEFIT                            (299)             169             (3,794)             270
MINORITY EQUITY INTEREST                                   -               13                  -               13
                                             ---------------  ---------------    ---------------  ---------------
NET LOSS                                              A$(398)        A$(3,677)          A$(9,003)       A$(11,210)

BASIC LOSS PER ORDINARY SHARE                      A$ (0.004)        A$(0.030)         A$ (0.087)        A$(0.093)
                                             ===============  ===============    ===============  ===============
DILUTED LOSS PER ORDINARY SHARE                    A$ (0.004)        A$(0.030)         A$ (0.087)        A$(0.093)
                                             ===============  ===============    ===============  ===============

WEIGHTED AVERAGE ORDINARY SHARES AND SHARE
EQUIVALENTS
- BASIC                                              103,663          124,509            103,555          120,497
- DILUTED                                            103,663          124,509            103,555          120,497
                                             ===============  ===============    ===============  ===============

BASIC LOSS PER ADS                                 A$ (0.042)        A$(0.295)         A$ (0.870)       A$ (0.930)
                                             ===============  ===============    ===============  ===============
DILUTED LOSS PER ADS                               A$ (0.042)        A$(0.295)         A$ (0.870)       A$ (0.930)

BASIC LOSS PER ADS                                US$ (0.030)       US$(0.176)        US$ (0.593)      US$ (0.554)
                                             ---------------  ---------------    ---------------  ---------------
DILUTED LOSS PER ADS                              US$ (0.030)       US$(0.176)        US$ (0.593)      US$ (0.554)
                                             ---------------  ---------------    ---------------  ---------------


      OzEmail Limited (ACN 066 387 157),OzEmail House, 39 Herbert Street,
                        St Leonards NSW 2065, Australia
           Telephone: (+ 61 2) 9433 2400 Facsimile: (+ 61 2) 9906 4155